SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
  |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2006

  |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

C&D Technologies
Savings Plan
Financial Statements
December 31, 2006 and 2005 and
Supplemental Schedule
December 31, 2006

C&D Technologies Savings Plan
Index
December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements...............................................4-10

Supplemental Schedule

Schedule H, Line 4i* - Schedule of Assets (Held at End of Year)...............11

* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2006.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the C&D Technologies Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of C&D Technologies Savings Plan (the "Plan") at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedules is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Philadelphia, PA
June 26, 2007

C&D Technologies Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                                  2006          2005
Assets
Investments, at fair value                                                    $44,049,639   $42,524,745
Contributions receivable
    Participant                                                                   107,114         3,646
    Employer                                                                      139,390       258,420
Accrued income receivable                                                             218         4,735
Non-interest bearing cash                                                           1,000        26,146
                                                                              -----------   -----------
              Total assets                                                     44,297,361    42,817,692
                                                                              -----------   -----------
Liabilities
Payable for investments purchased                                                      --        16,273
Accrued liabilities                                                                14,013        22,750
                                                                              -----------   -----------
              Total liabilities                                                    14,013        39,023
                                                                              -----------   -----------
Net assets available for benefits at fair value                               $44,283,348   $42,778,669
                                                                              -----------   -----------

Adjustment from fair value to contract value for interest in
collective trust relating to fully benefit-responsive investment contracts.        58,670        68,921

                                                                              -----------   -----------
Net assets available for benefits                                             $44,342,018   $42,847,590
                                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                       2006            2005

Additions
Net depreciation in fair value of investments      $   (554,327)   $ (1,650,435)
Interest income                                          32,093          29,070
Dividend income                                       4,328,569       2,120,559
Employer contributions                                  878,821       1,254,510
Participant contributions                             2,669,015       2,743,779
Roll-over contributions                                 674,392         129,331
                                                   ------------    ------------
              Total additions                         8,028,563       4,626,814
                                                   ------------    ------------
Deductions
Benefits paid to participants                         6,482,994       3,907,353
Administrative expenses                                  51,141          53,076
                                                   ------------    ------------
              Total deductions                        6,534,135       3,960,429
                                                   ------------    ------------
              Net increase                            1,494,428         666,385
Net assets available for benefits
Beginning of year                                    42,847,590      42,181,205
                                                   ------------    ------------
End of year                                        $ 44,342,018    $ 42,847,590
                                                   ============    ============

   The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

1.    Description of Plan

      General

      The following description of the C&D Technologies Savings Plan (the "Plan") provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

      As defined in the Plan document, the Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the "Company") are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

      Employee Contributions

      The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 25 mutual funds, one common/collective trust and the common stock of the Company as investment options for participants.

      Employer Contributions: Salaried Participants

      The Company may elect to make matching contributions to the salaried participants' Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2006 and 2005, the Company matched 50% of the salaried participants' matchable contribution. This matching company contribution is invested according to the participant's allocations. Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant's annual compensation. The Company did not make discretionary profit sharing contributions to salaried participants for the Plan years ended December 31, 2006 and 2005. Prior to June 15, 2006, the salary profit sharing contribution for salary participants who had not attained age 50 by the end of the Plan year was invested as follows: 50% invested according to the participant's allocation and 50% invested in Company common stock. For those salaried participants who had attained age 50 as of the end of the Plan year, 100% of the discretionary profit sharing contribution was invested according to the participant's allocation. All salaried participants who had attained age 50 by the end of the Plan year had the ability to transfer any portion of their account invested in Company common stock from profit sharing contributions to other investment options. Effective June 15, 2006, all salary employer contributions are invested according to the participants' allocation

      Employer Contributions: Hourly Participants in the C&D Power Electronics Division

      The  Company  may  elect  to make  matching  contributions  to the  hourly participants in the C&D Power Electronic Division participants' Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2006 and 2005, the Company matched 50% of the hourly participants' matchable contribution. This matching company contribution is invested according to the participant's allocations.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      Employer Contributions: Hourly Participants Not Included in the C&D Power Electronics Division

      The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee not in the C&D Power Electronics Division equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

      Years of                                                         % of
      Vesting Service                                              Compensation

      0-5                                                               2.5%
      6-10                                                              3.0%
      11-20                                                             3.5%
      21 and greater                                                    4.5%

      Prior to June 15, 2006, the hourly profit sharing contribution for hourly participants who had not attained age 50 by the end of the Plan year was invested as follows: 99.5% invested according to the participant's allocation and .5% invested in Company common stock. For those hourly participants who had attained age 50 as of the end of the Plan year, 100% of the profit sharing contribution was invested according to the participant's allocation. All hourly participants who had attained age 50 by the end of the Plan year had the ability to transfer any portion of their account invested in Company common stock to other investment options. Effective June 15, 2006, all hourly employer contributions are invested according to the participants' allocation.

      Additional employer contributions may be made for hourly participants not in the C&D Power Electronics Division based on the discretion of the Board of Directors. These hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. For the years ended December 31, 2006 and 2005, there were no such additional discretionary employer contributions made for the hourly employees not in the C&D Power Electronics Division.

      Participant Accounts

      Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant's vested account.

      Vesting

      Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. Salaried participants are 100% vested after three years of service as defined in the Plan. Hourly participants are ratably vested over five years of service as defined in the Plan document. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive one-year breaks-in-service following a participant's termination of employment.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      Forfeitures

      At December 31, 2006 and 2005, forfeited nonvested accounts totaled $56,002 and $104,072, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. For the Plan years ended December 31, 2006 and 2005, Plan administrative expenses of $47,610 and $48,344, respectively, were funded from forfeitures. For the plan year ended December 31, 2006 the Company applied forfeitures to fund $200,031 of employer contributions.

      Payment of Benefits

      At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant's vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

      Participant Loans

      Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at rates commensurate with local prevailing rates.

2.    Summary of Significant Accounting Policies

      Basis of Accounting

      The financial statements of the Plan are prepared on the accrual basis of accounting.

      As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

      Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in common/collective trusts are stated at the unit value of the portfolio which is based on the fair value of the underlying trust investments. Participant loans are valued at cost which approximates fair value.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

      Expenses

      Certain administrative expenses are paid by the Company.

      Use of Estimates

      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

      Payment of Benefits

      Benefits are recorded when paid.

3.    Investments

      The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                     2006         2005
      Fidelity Magellan Fund, 72,410 and 64,067 shares, respectively              $6,482,149   $6,819,280

      Fidelity Managed Income Portfolio, 5,896,100 and 6,139,844
        shares, respectively                                                       5,837,430    6,070,923

      Fidelity Growth & Income Fund, 163,043 and 163,967 shares,
        respectively                                                               5,078,778    5,640,478

      C&D Technologies Stock Fund, 262,949 and 316,524 units,
        respectively*                                                              1,298,891 *  2,521,433 *

      Fidelity Puritan fund, 141,993 and 131,496, shares, respectively             2,835,592    2,462,914

      Fidelity Low- Priced Stock Fund, 111,443 and 113,371 shares, respectively    4,852,222    4,630,072

      Fidelity Spartan U.S. Equity Index Fund, 48,409 and 51,278 shares,
        respectively                                                               2,429,175    2,264,416

      Fidelity Diversified International Fund, 124,475 and 85,844 shares           4,599,369    2,793,366
        respectively

      *     Includes nonparticipant-directed amounts

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      During 2006 and 2005, the Plan's investments appreciated (depreciated) in values as follows:

                                              2006                2005

      Mutual Funds                        $    77,478         $   258,873
      Common Stock                           (631,805)         (1,909,308)
                                          -----------         -----------
                                            ($554,327)        ($1,650,435)
                                          ===========         ===========

4.    Non Participant-Directed Investments

      Information about the net assets and the significant components of the changes in the net assets relating to the non participant-directed investments is as follows:

                                                    2006           2005
      Net Assets
        Company Stock                            $ 153,110      $ 241,957
                                                 ---------      ---------

      Changes in net assets                           2006           2005
        Employer contributions                   $  11,114      $      --
        Net appreciation in fair value             (59,913)      (250,985)
        Dividend income                              3,583          2,674
        Benefits paid to participants              (43,266)       (20,517)
        Administrative expenses                       (365)            --
                                                 ---------      ---------
      Net decrease                               $ (88,847)     $(268,828)
                                                 =========      =========

5.    Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to as of December 31, 2006 to Form 5500:

                                                                                        2006
      Net Assets Available for Benefits per the financial statements                $ 44,342,018
      Adjustment from fair value to contract value for interest in
      collective trust relating to fully benefit- responsive investment contracts        (58,670)
                                                                                    ------------
      Net Assets Available for Benefits per the Form 5500                           $ 44,283,348
                                                                                    ============

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      The following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500 for the year ended December 31, 2006:

                                                                                       2006
      Net depreciation per the financial statements                                 $(554,327)
      Adjustment from fair value to contract value for interest in
      collective trust relating to fully benefit- responsive investment contracts     (58,670)
                                                                                    ---------
      Realized and unrealized gains and losses per Form 5500                        $(612,997)
                                                                                    =========

6.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    Plan Tax Status

      The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.    Related Party Transactions

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Co. ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the recordkeeping and trustee services amounted to $51,141 and $53,076 for the years ended December 31, 2006 and 2005, respectively.

      The Plan is interpreted, administered and operated by a committee which in Plan year 2006 was comprised of the Company's Vice President, & Chief Financial Officer, Vice President of Human Resources, Vice President & Treasurer, Director of Compensation & Benefits, and Director of Marketing.. During the years ended December 31, 2006 and 2005, the Company paid administrative expenses of $87,615 and $0, respectively, on behalf of the Plan.

      During 2006 and 2005, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $689,774 and $1,582,099, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $1,218,394 and $618,088, respectively.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

9.    Risks and Uncertainties

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. In addition, the Company allows participants to invest in the Company's stock and prior to June 15, 2006, required that a portion of the Company profit sharing contribution be invested in Company stock for those participants that have not attained age 50. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                              Supplemental Schedule

                    Schedule of Assets (Held at End of Year)

                                               Description of Investment
Identity of Issue                                    Rate of Interest             Cost         Fair Value
* Fidelity Magellan Fund                      Registered Investment Company                   $  6,482,149
* Fidelity Managed Income Portfolio Fund      Common/Collective Trust                            5,837,430
* Fidelity Growth & Income Fund               Registered Investment Company                      5,078,778
* Fidelity Low-Priced Stock Fund              Registered Investment Company                      4,852,222
* Fidelity Diversified International Fund     Registered Investment Company                      4,599,369
* Fidelity Puritan Fund                       Registered Investment Company                      2,835,592
* Fidelity Spartan U.S. Equity Index Fund     Registered Investment Company                      2,429,175
* Fidelity Freedom 2020 Fund                  Registered Investment Company                      1,928,515
* Fidelity Mid Cap Stock Fund                 Registered Investment Company                      1,607,530
* C&D Technologies, Inc. Common Stock         Common Stock                      $ 2,893,721      1,246,378
* Fidelity Institutional Money Market
    Portfolio Fund                            Registered Investment Company     $    52,513         52,513
* Fidelity Freedom 2010 Fund                  Registered Investment Company                      1,133,086
* Fidelity Freedom 2030 Fund                  Registered Investment Company                        669,365
* Fidelity Government Income Fund             Registered Investment Company                        582,682
* Fidelity Blue Chip Fund                     Registered Investment Company                        282,091
* Fidelity Freedom 2000 Fund                  Registered Investment Company                        222,085
* Fidelity Freedom 2040 Fund                  Registered Investment Company                        170,537
* Fidelity Freedom 2025 Fund                  Registered Investment Company                        146,420
* Fidelity Freedom 2015 Fund                  Registered Investment Company                        114,129
* Fidelity Freedom Income Fund                Registered Investment Company                         52,427
* Fidelity Freedom 2005 Fund                  Registered Investment Company                         15,722
* Fidelity Freedom 2035 Fund                  Registered Investment Company                          6,033
* Fidelity Freedom 2045 Fund                  Registered Investment Company                          4,227
* Fidelity Freedom 2050 Fund                  Registered Investment Company                            182
  Morgan Stanley Institutional Fund Trust
    Fixed Income Portfolio                    Registered Investment Company                      1,207,315
  Janus Midcap Value Fund                     Registered Investment Company                        842,845
  Oakmark Fund Class I                        Registered Investment Company                        488,728
  Morgan Stanley Institutional
    Small Company Growth B Fund               Registered Investment Company                        393,338
  Munder Small Cap Value A Fund               Registered Investment Company                        457,839
* Participant Loans                           Interest, 6-11.5%, maturity
                                               of 1-5 years                                        310,937
                                                                                              ------------
            Total investments                                                                 $ 44,049,639
                                                                                              ============

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                C&D Technologies Savings Plan


Date: June 26, 2007             By: /s/ Ian J. Harvie
                                    -----------------------------------
                                    Ian J. Harvie.
                                    Vice President & Chief Financial Officer
                                    (Principal Financial Officer)

EXHIBIT INDEX

     23.  Consent of Independent Registered Public Accounting Firm